UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37517

Poseidon Containers Holdings Corp. New York Stock Exchange
(Exact name of Issuer as specified in its Charter, and name of Exchange where security is listed and/or registered)

c/o Technomar Shipping Inc. 3-5 Menandrou Street 14561, Kifissia Athens, Greece Tel: 001-30-210-6233670
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.01 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Poseidon Containers Holdings Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: August 13, 2015
POSEIDON CONTAINERS HOLDINGS CORP.
By: /s/ George Giouroukos Name: George Giouroukos Title: Chief Executive Officer